Exhibit 99.58

Press Release

May 24th, 2011

Sandspring infill drill results from the Toroparu gold-copper deposit includes 181.5 m of 1.17g/t gold and 0.15 % copper in TPD 168

May 24, 2011 -- SANDSPRING RESOURCES LTD. (SSP: TSX-V)  (“Sandspring" or the "Company") is pleased to announce new gold and copper assay results (summarized in Table 1) from a recently completed infill-drilling program at the Toroparu Gold-copper Deposit in the Republic of Guyana, South America.

The analytical results for drill-holes TPD156 - TPD170 comprise the final 6,150 meters of drilling that completes an infill-drill program recommended by P&E Mining Consultants Inc. of Brampton, Ontario (P&E). The infill drill program was designed to better define the geological controls, optimize grade and improve classification of the Inferred Resource contained in the Potentially Mineable Portion of the Toroparu Resource as disclosed in the independent 43-101 compliant Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Technical Report No. 208, signed by P&E on May 5th, 2011.  A total of 19,572 meters of results have now been reported from the completion of the recommended infill-drill program, and 83,186 meters reported on the Toroparu Gold –Copper Deposit.

Following the completion of the infill program in March 2011, exploratory drilling programs focused on testing the potential of the mineralized domains along trend in the Northwest, West-Northwest, and Southeast portions of the Toroparu Deposit area.

The Company is presently drilling with four drills to optimize the Toroparu Resource and to test exploration targets within the 6 km long, west-northwesterly trending structural corridor.  A regional sampling and mapping program is ongoing across the Company’s larger Upper Puruni Concession with the objective of identifying new targets for drilling.

An additional 60,000m of drilling is planned for the remainder of 2011 for both exploration purposes and preparation of a Definitive Feasibility Study of the Toroparu Resource.

Table 1: Summary of Gold/Copper intercepts, holes TPD156-170

TPD-159	231.00	243.00	12.00	3.32	0.02
TPD-161	50.50	69.00	18.50	0.97	0.30
	79.50	111.00	31.50	1.22	0.29
	117.00	172.50	55.50	1.08	0.11
	232.50	289.50	57.00	0.77	0.10
TPD-162	11.50	48.00	36.50	0.78	0.06
TPD-163	378.00	388.50	10.50	1.92	0.12
	477.00	496.50	19.50	1.00	0.02
	504.00	573.00	69.00	1.18	0.03
	579.00	606.00	27.00	0.74	0.02
TPD-164	56.50	59.50	3.00	5.82	0.01
TPD-165	17.50	81.50	65.00	1.34	0.26
	95.00	126.50	31.50	0.81	0.11
	201.50	261.50	60.00	0.73	0.08
TPD166	79.50	100.50	21.00	0.77	0.12
	325.50	346.50	21.00	1.80	0.03
TPD167	17.50	22.00	4.50	1.44	0.01
	94.50	118.50	24.00	0.77	0.04
TPD168	0.00	5.50	5.50	1.47	0.03
	82.50	264.00	181.50	1.17	0.15
incl.	82.50	93.00	10.50	1.56	0.23
incl.	99.00	177.00	78.00	1.48	0.20
incl.	195.00	264.00	69.00	1.10	0.11
	310.50	328.50	18.00	0.90	0.05
TPD169	439.50	453.00	13.50	1.62	0.15
	495.00	502.50	7.50	1.09	0.07
TPD170	303.00	337.50	34.50	0.66	0.05
	357.00	373.50	16.50	0.91	0.06

* High gold assay intervals are top-cut to 12.0g/t consistent with NI-43-101 geostatistical resource model
*All intervals are reported as down-hole lengths and addition information is required to determine true widths.

Abraham Drost, P. Geo., President of Sandspring states… “The extensive initial infill drilling program which commenced in October 2010 has produced encouraging results.  We anticipate that these results could increase the quantity and quality of the mineral resource ounces of the potentially mineable portion of the Toroparu deposit.”

In the 43-101 compliant Preliminary Economic Assessment (PEA) of the Toroparu Deposit contained in Technical Report No. 208, signed on May 5th, 2011, P&E recommended that Sandspring proceed with a definitive feasibility study. The Potentially Mineable Portion of the Resource contained in the PEA included a Measured and Indicated Resource of 2.67 million ounces gold, 253 million pounds of copper and an Inferred Resource containing 1.27 million ounces gold and 89 million pounds of copper (Figure 1).

Figure 1: Drill Hole locations - TPD 156-170 and Potentially Mineable Portion of the Resource Contours

Toroparu deposit
Drill Hole Locations
TPD164
TPD167
TPD158
TPD169
TPD170
TPD163
1575NW
TPD156
TPD160
TPD161
TPD165
TPD168
TPD157
TPD162
TPD159
TPD166

The mineralized domains that make up the Toroparu Deposit remain open along strike and to depth. A number of the drill holes reported in this press release highlight the potential for expansion of previously modeled Fresh Rock South and Fresh Rock North 1 (N1) Mineralized Domains, as highlighted in Figure 2.

The recently completed infill program together with an additional exploratory drill program in progress will provide sufficient information for modeling the potential expansion of the Toroparu Deposit and could ultimately lead to an Updated Resource Estimate as information is received.

Figure 2: Vertical Section 1575 NW

Vertical Section 1575NW
looking West
SW
NE
Mineralized shells
0.42 g/t Au
100.00 Y
0.00 Y
-100.00 Y
-200.00 Y
TPD168
TPD165
TPD161
Main lens
N-1
Legend
Au g/t
0.42 - 1.0
1.1 - 2.0
2.1 - 2.5
2.51 - 5.0
5.1 - 10.0
101.1 - 1000
Cu %
0.1 - 0.2
0.21 - 0.3
0.31 - 0.5
0.51 - 3.0
400.00 X
500.00 X
600.00 X
700.00 X
800.00 X

Analytical testing and reporting of quantitative assays for the results reported in this release was performed independently by Acme Analytical Laboratories Ltd. (“AcmeLabs”).

AcmeLabs is an ISO9001: 2008 accredited laboratory for the tests reported herein.  A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs

Mr. Brian Ray, P.Geo. Senior Resource Geologist with Sandspring and a Qualified Person under NI 43-101, has reviewed and approved the technical content of this press release. Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the Company’s successful advancement of the Toroparu Deposit toward feasibility and obtaining positive results from ongoing evaluation and testing of multiple gold targets located elsewhere in the Company’s landholdings, among other risks as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. Has an ongoing obligation to disclose material information, as it becomes available. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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